DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Carrie J. Hartley carrie.hartley@dlapiper.com T 919.786.2007 F 919.786.2200

September 9, 2010

VIA COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549-3628

Attn:	Sonia Barros, Special Counsel
Erin Martin, Attorney-Advisor

Re:	KBS Real Estate Investment Trust III, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed August 20, 2010
File No. 333-164703

Dear Ms. Barros and Ms. Martin:

On behalf of our client, KBS Real Estate Investment Trust III, Inc. (“we,” “us” or the “Company”), and as discussed with Ms. Martin earlier this week, this letter sets forth our proposed response to comment 1 from the letter from staff of the SEC’s Division of Corporation Finance (the “Staff”) to Charles J. Schreiber, Jr., Chief Executive Officer of the Company, dated September 2, 2010. We would greatly appreciate the opportunity to discuss our proposed response with you prior to filing the next amendment to the Company’s registration statement.

General

1.	We note your response to comment 19 in our letter dated June 15, 2010. Please update your disclosure in the plan of distribution to describe the wholesaling arrangements you have described in your response letter.

For the reasons discussed below, we respectfully submit that the wholesaling arrangements described in our response to comment 19 in our June 15, 2010 response letter do not warrant specific disclosure in the Plan of Distribution. We note for the Staff that the Plan of Distribution discloses the maximum amount of dealer manager fees which may be paid in connection with this offering, which is $60,000,000. If any of the wholesaling arrangements described in our June 15, 2010 letter are utilized in connection with this offering, they will be paid out of the dealer manager fees. As described in our June 15, 2010 response letter, the wholesaling arrangements, if implemented in connection with this offering, would result in aggregate compensation to all of the Dealer Manager’s wholesalers of $30,000 to $50,000. These amounts represent only 0.05% to 0.08% of the $60,000,000 total dealer manager fees and 0.0025% of the $2,000,000,000 aggregate offering proceeds, which are truly de minimis amounts. Many significant expenses, including wholesaling salaries and commissions, are paid out of the dealer manager fees and are not described in the Plan of Distribution. The possible wholesaling incentives represent only a small portion of total wholesaling compensation arrangements and an even smaller portion of the total dealer manager fees. We believe that to single out this minor wholesaling expense in the

U.S. Securities and Exchange Commission

September 9, 2010

Plan of Distribution will unduly emphasize it over other arrangements and give the false impression that it represents a significant portion of the dealer manager fees. Further, no decision has been made at this time to utilize this compensation arrangement in connection with this offering, and the dealer manager may decide it is not necessary to use this arrangement at all. Finally, as stated in our June 15, 2010 letter, these incentives may be in the form of travel and entertainment credits, which would be considered non-cash compensation under FINRA rules. We note for the Staff that footnote 1 to the compensation table in the Plan of Distribution currently states that non-cash incentives may be paid from the dealer manager fees and specifically lists the main forms of such compensation. While footnote 1 does not specifically mention these wholesaling arrangements, we believe that it provides the material details of such non-cash incentives and that further disclosure is not necessary or meaningful to investors because of the de minimis nature of these possible wholesaling incentives.

Thank you for your consideration of our proposed response. Please advise us of whether you agree with our position.

Very truly yours, DLA Piper LLP (US)

/s/ Carrie J. Hartley
Carrie J. Hartley

cc:	Charles J. Schreiber, Jr.